*KH 3/18

15049893

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AN[redacted]RT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 16 2015
Washington DC
404

SEC FILE NUMBER
8- 68138

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Strategas Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

52 Vanderbilt Avenue, 8th floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Godofsky , CFO 212-906-0130
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue, 8th floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/17

OATH OR AFFIRMATION

I, Nicholas Bohnsack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Strategas Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

TARA M. TREZZA
Notary Public, State of New York
No. 01TR6286899
Qualified in Richmond County
Commission Expires August 5, 2017

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STRATEGAS SECURITIES, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

STRATEGAS SECURITIES, LLC
(A Limited Liability Company)
DECEMBER 31, 2014

TABLE OF CONTENTS

CITRIN COOPERMAN

Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Strategas Securities, LLC

We have audited the accompanying statement of financial condition of Strategas Securities, LLC as of December 31, 2014. This financial statement is the responsibility of Strategas Securities, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Strategas Securities, LLC as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
March 13, 2015

STRATEGAS SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

Assets		
Cash	$	6,018,921
Accounts receivable, less allowance for doubtful accounts		687,377
Deposit with clearing broker		250,006
Receivables from clearing and other broker-dealers		79,027
Property, equipment and leasehold improvements, net		602,735
Due from Parent and affiliate		220,025
Prepaid expenses		144,614
Other assets		95,805
TOTAL ASSETS	$	8,098,510
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	4,056,464
Deferred revenue		466,827
Loan payable		265,811
Total liabilities		4,789,102
Commitments and contingencies (Notes 5, 7, 9 and 11)		
Member's equity		3,309,408
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	8,098,510

See accompanying notes to statement of financial condition.

STRATEGAS SECURITIES, LLC
(A Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Strategas Securities, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") since February 12, 2010, and a wholly-owned subsidiary of Strategas Research Partners, LLC (the "Parent"). The Company provides macroeconomic research, advisory, and capital market services to its institutional clientele. Additionally, the Company operates an equities and fixed income trade desk which facilitates payment for its services by certain clients through commissions on securities transactions introduced to its clearing broker-dealer on a fully disclosed basis, operating under the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

Since the Company is a limited liability company, the Parent, as the member, is not liable for the debts, obligations, or liabilities of the Company, whether arising in tort, contract, or otherwise, unless the member has signed a specific guarantee.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Property, equipment and leasehold improvements
Property, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation is computed using a straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the terms of the leases.

Revenue recognition
Revenues from the sale of research and advisory services are recorded when the services have been provided and when the amounts billed are deemed collectible. Research fees invoiced and not yet earned are reported as "Deferred revenue" in the statement of financial condition. Commissions earned are recognized on a trade-date basis.

Use of estimates
The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Accounts receivable
Fees receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts receivable (continued)

charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. At December 31, 2014, the allowance for uncollectible accounts was $77,500.

Income taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

With few exceptions, the Parent and the Company are no longer subject to federal, state or local tax examinations by taxing authorities for years before 2011.

Subsequent events

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its statement of financial condition. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its statement of financial condition.

NOTE 3. PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements consisted of the following at December 31, 2014:

Automobiles	$	138,277
Computer software and equipment		223,567
Furniture and fixtures		323,004
Leasehold improvements		434,396
		1,119,244
Less: accumulated depreciation and amortization		(516,509)
Property, equipment and leasehold improvements, net	$	602,735

NOTE 4. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at December 31, 2014:

Compensation and bonuses payable	$	3,405,289
Other operating expenses		651,175
Total	$	4,056,464

NOTE 5. DEBT

In June 2012, the Company entered into an agreement with a local commercial bank (the "Lender") for a renewable credit facility, including a $500,000 term loan and $2,000,000 line of credit (the "Line"). The Company maintains a checking account with that institution.

Term loan

The loan payable of $500,000 was issued to the Company on June 21, 2012, and is payable in monthly installments of $9,453 through May 2017, including interest of 5% per annum. It is secured by the cash maintained by the Company in its checking account and property and equipment. The balance in the account was approximately $2,832,565 at December 31, 2014.

Line of credit

The Company drew $900,000 on the Line on December 23, 2013, and monthly payments of accrued interest were charged to its checking account based on the bank's benchmark variable rate index of 3.25% per annum at the time of the credit facility's closing. The Company made payments of $500,000 on February 6, 2014, and $400,000 on July 16, 2014, against the December 23, 2013 drawing. The Company had no outstanding balance as of December 31, 2014. During 2014, the Parent, as a co-borrower, drew on the Line in the amount of $1,150,000 principally to retire one of its members. At December 31, 2014, $850,000 is available to the Company and the Parent under the Line.

NOTE 6. EMPLOYEE BENEFIT PLANS

The Company sponsors a 401(k) plan, the Strategas Securities, LLC 401(k) Plan (the "Plan"). Pursuant to the Plan, the Company is required to make safe harbor contributions up to a maximum of 3% of non-highly compensated employees' compensation. The Company may also make a discretionary contribution to the Plan. Elective contributions and the safe harbor contributions vest immediately; the employer's discretionary contributions vest over a six-year period.

NOTE 7. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company conducts its trading activity with its clearing broker on an agency basis as an introducing broker on behalf of and for the transactions of its institutional customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

As required by the clearing agreement, the Company maintains a deposit with the clearing broker. On September 25, 2014, the clearing broker returned to the Company $250,000 of the $500,000 funds that were on deposit. The deposit balance of $250,000 at December 31, 2014, along with accrued interest is included in "Deposit with clearing broker" in the statement of financial condition.

NOTE 7. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK (CONTINUED)

The Company's cash held in accounts at its clearing broker is subject to the credit risk of the clearing broker. The Company also maintains cash in bank accounts that, at times, may exceed federally insured limits, which was $250,000 at December 31, 2014.

NOTE 8. INCOME TAXES

The Company is treated as a partnership for tax purposes and, as such, is not liable for federal, state or local income taxes. As a single-member limited liability company, and therefore a disregarded entity for income tax purposes, the Company's assets, liabilities, and items of income, deduction and credit are combined with and included in the income tax returns of the Parent. The Parent is subject to the New York City and District of Columbia unincorporated business taxes. In accordance with the intercompany tax policy, the Company pays to or receives from the Parent amounts equivalent to the tax charges based on separate company taxable income or loss.

NOTE 9. RELATED-PARTY TRANSACTIONS

The Company and its Parent periodically make payments to one another as appropriate for operating purposes. At December 31, 2014, the Company's net amount due from related parties of $220,025 included $219,017 due from its Parent, and is net of amounts accrued for income taxes payable (see Note 8). The amounts are noninterest-bearing and have no definitive repayment terms.

The Company and the Parent have entered into a co-borrowing arrangement with the Lender with respect to the Line (see Note 5). Under this arrangement, the Parent and certain individual members of the Parent are guarantors of amounts drawn on the line, and the Company is contingently liable for amounts borrowed. Management believes that the Parent's resources are sufficient to liquidate its obligations as they become due, including the amount payable to the Lender.

NOTE 10. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule15c3-1"), which requires the maintenance of minimum net capital and that the Company's ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2014, the Company had net capital of $1,622,800, which exceeded the Company's net capital requirement of $319,273. The Company's percentage of aggregate indebtedness to net capital was 295% at December 31, 2014.

NOTE 11. COMMITMENTS AND CONTINGENCIES

The Company's lease of office space in New York City, terminating in October 2021, included 11 months of partial rent abatements through October 2012. The Company also leases office space in Washington, DC, under an amended lease that expires in September 2015. A lease of office space in Columbus, Ohio, commenced in November 2013 with two months of rent abatements and expires in January 2019. Additionally, the Company also leased an automobile beginning in December 2013.

The approximate future minimum annual payments due under these leases are as follows:

Year ending December 31:		Amount
2015	$	447,275
2016		405,811
2017		420,882
2018		421,513
2019		400,716
Thereafter through October 2022		731,179
	$	2,827,376

Rent expense under the New York City and Columbus, Ohio, leases is recognized on a straight-line basis over the terms of the leases after giving effect to rent abatements and escalations. The difference between actual rent paid and the expense recorded is included in "Accounts payable and accrued expenses" in the accompanying statement of financial condition.